Exhibit 99.2
Regulation of Telecommunications
    As a global digital operator providing comprehensive telecommunications and digital services, we are subject to various laws and regulations in each of the jurisdictions in which we operate. Mobile, internet, fixed-line, voice and data markets are all generally subject to extensive regulatory requirements in each of the countries in which we operate, including strict licensing regimes, anti-monopoly laws, data protection and consumer protection regulations.
    The following is a brief discussion of certain regulatory and legal considerations we consider noteworthy. We do not discuss the regulatory considerations of each of the jurisdictions in which we operate nor of the certain other jurisdictions in which we hold licenses, authorizations or regulatory approvals. For a description of the material effects of laws and regulations on our business, see Item 3.D. Risk Factors—Regulatory, Compliance and Legal Risks.
Regulation of Telecommunications in Pakistan

Regulatory bodies
Under the Pakistan Telecommunications (Re-organization) Act, 1996, as amended (the “Telecommunications Act”), responsibility for telecommunications regulation in Pakistan lies with the Ministry of Information Technology and Telecommunication (the “MoIT”) and the Pakistan Telecommunications Authority (the “PTA”).

The MoIT is responsible for shaping and directing Pakistan’s telecommunications and information technology policies. The PTA is an autonomous body that, subject to government-issued instructions and policy directives, implements policy and monitors the activities of the various market participants through licensing, tariff regulation, investigation of complaints (disputes between licensees) and competition. Additionally, the Competition Commission of Pakistan regulates competition within the telecommunications sector under the Competition Act, 2010.

The PTA receives applications for the allocation and assignment of radio frequency spectrum and, after examination, refers applicants to the FAB for the allocation of frequency. The Frequency Allocation Board (the “FAB”) has exclusive powers to allocate radio frequency spectrum.

Telecommunications networks and services in Pakistan are principally regulated under the Telecommunications Act and the rules and regulations made thereunder (the “Telecommunications Rules”). The Telecommunications Act also defines general rules for the licensing and authorization of telecommunications networks and services and introduces principles for the establishment and administration of special funds, which are intended for research and development and a universal services fund.

Licenses
Mobile telecommunications operators are required to have a radio frequency spectrum allocation (and a license to operate), which is typically auctioned by the PTA to qualifying bidders, subject to the MoIT’s policies.

To obtain a license to provide mobile telecommunications services in Pakistan, operators must submit to the PTA a written application supported by relevant documents (as set out in the applicable regulations) including an information memoranda and/or advertisements in respect of the relevant license.

Licenses for the provision of mobile telecommunications services in Pakistan are typically issued for 15 years and may be renewed on such terms and conditions, and with such fees and contributions, as are consistent with the policy of the Government of Pakistan (the “GoP”) at the time of expiration. The PTA may include additional terms as it considers appropriate, or it may decline to renew a license for various reasons, including violations of applicable license terms, laws or regulations. License terms imply the fulfillment of certain quality requirements, the violation of which may result in penalties that may include the issuance of a show cause notice or monetary fines.
For a discussion of the risk related to renewal of licenses, see Item 3.D. — Risk Factors — Operational Risks — “There are risks and uncertainties inherent in our frequency allocations, spectrum capacity and telecommunications licenses.”

Significant Market Power
Pursuant to the Pakistan Telecommunication Rules, 2000, an operator whose share of the relevant market exceeds 25% (based on revenues) will be presumed to have SMP, unless determined otherwise by the PTA. The PTA also has discretion to designate an operator whose share of the relevant market is less than the 25% threshold as having SMP.

Pursuant to the Telecommunications Policy, 2015, licensees that provide infrastructure and other services (rather than services alone) and are designated as having SMP in a relevant market are required to:

•obtain prior approvals from the PTA for the launch of certain value added services and any change in prices;
•provide, on a first-come, first-served basis, national roaming services and infrastructure sharing - meaning that SMP operators will not be allowed to discriminate among operators;
•pay MTRs as determined by the PTA (instead of the mutually agreed upon MTR paid by non-SMP licensees); and
•offer infrastructure sharing.

On September 30, 2016, the PTA issued a determination declaring Pakistan Mobile Communications Ltd (“PMCL”) as an SMP operator in the retail cellular mobile telecommunications market for Pakistan. PMCL appealed the PTA’s determination before the Islamabad High Court. On March 9, 2022, the Islamabad High Court, ordered the PTA to initiate a new process for SMP determination and to make a decision on tariff applications within a specified period. The PTA has not since initiated a fresh SMP process.

Mobile Termination Rates
The PTA determines all MTRs and, in addition, all executed interconnection agreements must be submitted to the PTA. For details of the current MTRs in Pakistan, see Item 4.B—Business Overview—Interconnection Agreements.

Mobile Number Portability
The Mobile Number Portability Regulations, 2005 provide the eligibility criteria for MNP as well as the rights and obligations of customers and the duties and responsibilities of mobile operators. The PTA formed a supervisory board with all mobile operators to supervise the centralized database operation and determine the best method for MNP.

MNP was launched throughout Pakistan in March 2007. The current porting rate is PKR 250 (US$1.8 as of December 31, 2018) as per the completed port.

The Mobile Cellular Policy 2004 and the Telecommunications Policy 2015 encourage (but do not require) domestic roaming and infrastructure sharing, and operators may negotiate domestic roaming and infrastructure sharing on commercial terms.

Data Protection
Under the prevailing statutes and regulatory frameworks in Pakistan, companies are mandated to adhere to stringent data protection and privacy standards. These include, but are not limited to:

•Prevention of Electronic Crimes (Amended) Act, 2025;
•Pakistan Telecommunications (Re-organization) Act, 1996;
•Critical Telecom Data and Infrastructure Security Regulations - 2020 (CTDISR);
•National Artificial Intelligence Policy, 2025;
•Pakistan Cloud First Policy, 2022;
•National Cyber Security Policy 2021; and
•Revised Standing Operating Procedure on Requisitioning of Call Data Record by Authorized Officers from Telecom Operators, 2016.

Additionally, our telecommunications licenses and PMCL’s Customer Privacy Notice impose specific conditions regarding the privacy and confidentiality of customer information.

Responsibilities Under Applicable Laws

Our primary responsibility is to protect and safeguard customer information from any unauthorized access, use, or disclosure. This obligation applies to all forms of customer data entrusted to us. Except where disclosure is required by applicable law or a lawful authority, customer information must not be disclosed without the prior consent of the customer concerned.

In addition, applicable data protection and telecommunications laws in Pakistan impose restrictions on the cross-border storage and transfer of certain categories of data. Accordingly, we are required to ensure that customer information, including call detail records (CDRs), is not transferred or stored outside the territorial boundaries of Pakistan, except where expressly permitted by law.

Other
Biometric Verification

In order to streamline SIMs sales and verification of users, the GoP introduced Standard Operating Procedures requiring all mobile operators to re-verify their entire customer base through biometric verification and made this biometric verification system mandatory for all SIM sale/issuance activities.

Import Restrictions

On May 19, 2022, the GoP introduced an import ban over 894 products, followed by a State Bank of Pakistan’s decision to require approvals for the imports of an additional 25 products. The May 2022 circular related to the import of goods was later revoked by the State Bank of Pakistan thereby lifting all restrictions that affect PMCL and no further restrictions were imposed thereafter.

Regulation of Telecommunications in Ukraine
The below summarizes the regulation of the telecommunications industry in Ukraine. Following the introduction of martial law in Ukraine on February 24, 2022, in connection with the ongoing war with Russia and the current state of emergency, the day-to-day enforcement of this legislation and regulation has changed significantly.

Regulatory Bodies
Pursuant to the Ukraine Electronic Communications Law #1089-IX, dated December 16, 2020 (the “UEC Law”),, the main governmental authorities that manage the telecommunications industry in Ukraine are:
a.the Cabinet of Ministers;
b.State Service of Special Communications and Information Protection of Ukraine (the “Service”);
c.the National Commission for the State Regulation of Electronic Communications, Radio Frequency Spectrum and the provision of postal services (NCEC);
d.the Ministry of Digital Transformation of Ukraine (“MinDigital”); and
e.the National Centre for Operational and Technical Management of Telecommunications Network (“NCM”).

The Cabinet of Ministers is responsible for forming general policy, ensuring equal rights for developing the forms of ownership, managing state-owned assets and directing and coordinating ministries and other central governmental bodies in the area of electronic communications.

The Service implements the state policy in the areas of special communications, information security, cyber defense, active counteraction to aggression in cyberspace, and cloud services. The MinDigital is the main state body implementing the state policy in the field of electronic communications and radio frequency spectrum and is responsible for technical aspects, 5G implementation strategy, determining quality indicators. The MinDigital is also driving initiatives aimed at accelerating 4G coverage and introduction of universal services.

The NCEC is the regulatory and supervisory authority in the field of electronic communications and radio frequency spectrum. The NCEC implements state policies, issues licenses for the use of radio frequencies, maintains registries of electronic communications operators, allocates numbering capacity, carries out tariff regulation. The NCEC monitors the quality of electronic communications services, use of radio frequency, provision of roaming services, controls the implementation of orders of the NCM during the martial law.

Since the introduction of martial law, the NCM has taken control of the operational and technical management of electronic communication networks via the issuance of legally binding orders.

Regulatory Framework
The UEC Law, provides a comprehensive regulatory framework for the telecommunications industry. The UEC Law integrates the EU Code of Electronic Communications into Ukraine’s telecommunications legislation.

The Law On Regulator NCEC, came into force on February 13, 2022 and defines the special status of the NCEC as an independent authority as well the procedures for the NCEC’s formation, function and decision-making authority.

The Procedure for the Establishment and Operation of the System of Operational and Technical Management of Public Electronic Communications Networks and the National Centre for Operational and Technical Management of Telecommunications Networks of Ukraine for the Purposes of State Defense and Security under Conditions of an Emergency Situation, a State of Emergency, or Martial Law (the “Procedure”) was approved by Resolution of the Cabinet of Ministers of Ukraine No. 75 dated January 24, 2025. The Procedure defines the mandate of the NCM and sets out the framework and procedural arrangements for interaction between the NCM and electronic communications operators during martial law or emergency situations.

The Rules for the Provision and Receipt of Electronic Communications Services (the “Rules”), approved by Resolution of the Cabinet of Ministers of Ukraine No. 761 dated June 25, 2025, entered into force on October 2, 2025, with certain provisions becoming applicable one year later. The Rules govern the provision of electronic communications services by operators, including telecommunications and ancillary services, access to content services, the provision of universal service, the rights and obligations of operators and end-users, and specific requirements applicable under conditions of martial law.

Licenses
RFS is licensed in Ukraine. On December 27, 2023, the new version of Plan for the Allocation and Use of Radio Frequency Spectrum in Ukraine (“Plan”) came into force, and on November 5, 2024, amendments and additions to this Plan entered into force. The Plan introduces technological neutrality in certain frequency bands. It provides for the possibility of exclusive usage for certain frequencies and joint usage of spectrum.

Frequencies for mobile services are exclusive and are provided under separate licenses. If the demand for radio frequency exceeds availability, licenses for RFS use are issued based on the results of a tender or auction held by the regulatory body. Licenses are issued by the NCEC for a term of five to 15 years. The NCEC has the right to extend an existing license at the request of the operator, or to take a negative decision if, at the date of filing of the application for an extension, violations of licensing conditions by the operator have been recorded and such violations have not been cured.

After obtaining a license for RFS use, electronic communications operators are required to obtain permission to operate REF and private radio networks (radio transmitters, base stations, and microwave links). In accordance with the law, permissions for REF are issued for a period not exceeding the period of the operator’s licenses for the RFS use. The permit may be extended by the NCEC at the request of the operator. The NCEC will extend the license unless a violation of the licensing conditions has occurred and as long as there are no preconditions, such as the refarming of frequencies or the introduction of new radio technologies, for the termination of a specific radio technology in the radio frequency band.

On September 11, 2024, the NCEC adopted Decision No. 485 (the “Decision”) regarding the auction aiming to distribute the licenses for the use of the radio frequency spectrum in the radio frequency bands 1935-1950/2125-2140 MHz, 2355-2395 MHz and 2575-2610 MHz for cellular radio communications. By the same Decision, the NCEC approved the Terms of the Auction for Obtaining Licenses, set the auction start date as November 11, 2024, and required the publication of an announcement of the auction on the official website of the NCEC. Kyivstar, VFU, and Lifecell were acknowledged by the Regulator as participants in the auction and subsequent “voice” bidding.

Following legislative changes, including the changes to the Law “On Telecommunications” made in 2019 by the Ukrainian Parliament, state licensing of fixed-line telecommunications services has now been abolished. Accordingly, our fixed-line business in Ukraine no longer requires licensing in order to operate.

Significant Market Power
The NCEC regulates electronic communications services, studies the competitive environment in the telecommunications market, determines SMP operators and regulates the interconnection tariffs charged to access SMP operators’ and dominant operators’ networks and the technical, organizational and economic terms of interconnection agreements involving such operators. An operator is presumed to have SMP if it meets the requirements set out in the UEC Law in the respective telecommunications services market. Our operations in Ukraine are deemed to have SMP and are subject to these regulations.

In addition, the UEC Law introduced a new SMP regulatory framework which increased the NCEC’s authority to analyze communication services markets to determine SMP operators. If the NCEC identifies certain SMP factors, regulatory obligations and/or restrictions may be imposed on respective MNOs (including controls on wholesale and retail tariffs and infrastructure sharing). The list of such regulatory obligations and the procedure for their application are in line with the Electronic Communications Code of the EU and do not go beyond the EU requirements.

Mobile Termination Rates
The former Law on Telecommunications allowed telecommunications operators, including wireless service operators, set tariffs for telecommunications services provided to customers, with the exception of tariffs for universal services and data traffic channeling provided by telecommunications operators with significant market power (“SMP”).

As of January 1, 2022, the the Law of Ukraine “On Electronic Communications” (“UEC”) came into force and IMTR rates were deregulated, which has resulted in the alignment of IMTR rates with international market rates of $0.19/min, excluding special tariffs applied under network-to-network agreements.

On October 18, 2023, the NCEC, which refulated MTRs in Ukraine, adopted new termination rates for mobile network and for fixed internet (MTR and FTR respectively). Tariffs came into force on December 11, 2023. New termination rates are based on LRIC model and were calculated by Detecon, a consultancy firm, at the request of the NCEC and financed by the EU.

In accordance with Decision No. 1/2023 of the EU-Ukraine Association Committee in Trade Configuration dated April 24, 2023, starting from April 23, 2026, MTR will be set in line with the Roam-Like-at-Home (“RLAH”) regulations. Starting from January 1, 2026, IMTR will be set in line with the European RLAH regulations. The NMTR rate is expected to remain at the current level and to be synchronized with IMTR by January 1, 2029.

Mobile Number Portability
On May 1, 2019, MNP was implemented in Ukraine to provide customers with the ability to transfer their mobile numbers from one telecommunications network to another. Changes to MNP procedures were adopted and came into force on December 1, 2021 which allowed the subscribers to switch operators without prior identification by the existing operator in order to minimize barriers for transitioning between operators.

Data Protection
According to the Law “On Protection of Personal Data,” as of June 2010, personal data is defined as the information or aggregate information about a natural person who is identified or may be identified (e.g. name, ID number, and passport data). The transmission of personal data requires the transferor to obtain consent from the person whose personal data is being transferred. The party to which the personal data is transferred is required to have implemented the requirements of the Law “On Protection of Personal Data”.

Personal data may only be transferred to foreign parties in the specific cases stipulated by applicable law or an international treaty and only where an adequate level of personal data protection is provided by the relevant foreign state.

Chapter XV of the UEC Law requires that telecommunications operators and providers ensure, and assume responsibility for, the protection of the confidentiality of information concerning customers which was made available to them at the time of entering into a telecommunications services agreement. Information concerning the consumer and the services they have received may be disclosed only in accordance with the procedures defined by the law. In all other cases, such information may only be disclosed subject to the customer’s written consent.

A draft law No. 8153 as of October 25, 2022 to align Ukrainian data protection legislation to EU GDPR was adopted by the Parliament of Ukraine in the 1st reading on 20 November 2024. The timing for the draft law review in the second reading is currently unknown.

In addition, draft Law No. 6177 On the National Commission for Personal Data Protection and Access to Public Information which proposes the establishment of a dedicated supervisory authority for personal data protection, has been registered with the Parliament of Ukraine and remains under consideration. This draft law is expected to be reviewed alongside draft law No. 8153.

Other
Advertising Text Messages
Since October 2025, new regulatory requirements governing advertising text messages, marketing calls, and flash calls have been in effect under the Rules. Marketing calls and advertising text messages unrelated to electronic communications services are permitted only with the prior consent of the end-user, in accordance with GDPR principles.

Digital Content Services
The procedure for providing access to digital content services is regulated by the Rules. Operators must obtain confirmation from the end-user twice before activating the service and clearly inform the end-user of all associated charges.

The regulation of telecom-billed digital content services is governed by the Law of Ukraine on Payment Services, as amended on October 8, 2024, together with the Rules. Services below the statutory threshold specified in the law are not considered financial services and do not require a license from the National Bank of Ukraine; their payments are regulated under the Rules. The National Bank of Ukraine retains the authority to request reporting from operators to verify that payments for digital content charged to an end-user’s telecom account do not exceed the statutory threshold.

AI Regulation
Ukraine does not yet have a comprehensive standalone law on AI. Currently, the regulation of AI is implemented through strategic and recommendatory documents issued by the MinDigital, including the White Paper and the AI Digital Ukraine Roadmap. Public guidance is available for businesses and government authorities on the ethical, safe, and responsible use of AI.

Radio Frequency Spectrum Rent Increase
On November 30, 2021, the Ukrainian Parliament adopted amendments to the Tax Code of Ukraine, resulting in a 5% increase in RFS rent. the changes proposed came into force on January 1, 2022. Rates for 2023 remained unchanged at 2022 levels.

In 2024, due to urgent funding needs for the Armed Forces of Ukraine, additional tax changes were introduced: rent rates increased by 17%, the decreasing coefficient applied to rent rates was abolished effective September 1, 2024, and the relevant increasing coefficients will remain in effect until the end of martial law. There were no further increases initiated by the state on January 1, 2025 or January 1, 2026.

Ukraine Energy Resilience Regulation
On October 28, 2025, the Headquarters of the Supreme Commander of the Armed Forces of Ukraine approved a decision to strengthen energy backup requirements for mobile operators’ networks. Generator coverage must now increase from the current 22% to between 50% and 100%, depending on geographic location (lower for western regions and maximum for eastern regions).

According to the related NCM Order received on November 3, 2025, MNOs are required to ensure generator availability as follows:
•100% of base stations in Sumy Oblast, Kherson, Chernihiv Oblast, and Donetsk Oblast
•90% in Kyiv and Kyiv Oblast, Dnipro, Zhytomyr, Zaporizhzhia Oblast, Mykolaiv, Odesa, Poltava, Kharkiv, and Kherson Oblast
•50% to 80% in other cities and oblasts

Intensive cooperation with MinDigital and all oblast military administrations is ongoing to meet the compliance deadline of December 15, 2025.

Regulation of Telecommunications in Kazakhstan

Regulatory Bodies
Under the Kazakhstan Communications Law dated July 5, 2004 (the “Communications Law”), the government develops the main directions of state policy in the field of communications, including the distribution of radio frequency spectrum and the effective use of radio frequencies and orbital positions for communication satellites. The Ministry of Artificial Intelligence and Digital Development (the “Ministry of AIDD”) is the central executive body authorized to form and implement state policy, including the allocation and use of national resources for telecommunication purposes, and to adopt relevant laws and regulations. State control is carried out by the authorized body and its territorial divisions, local executive bodies. Local executive bodies also carry out state quality control of communication services provided by telecommunication operators.

The determination of the terms and conditions of tenders or auctions for the allocation of RFS in the Republic of Kazakhstan, as well as the requirements for participants, the organization and conduct of these tenders is carried out by the Ministry of AIDD. The National Security Committee and certain other governmental defense bodies also maintain a level of control over the telecommunications industry as part of their investigative operations.

On January 1, 2022, an amendment to the Communications Law came into force, whereby the Ministry of DDIA is now also responsible for (i) the organization and holding of tenders (or auctions) for the allocation of RFR in Kazakhstan in the ranges recommended for distribution through a tender (or auction) by the radio frequency bodies ; and (ii) the determination of the terms of tenders (or auctions) and the requirements for the participants of such tenders (or auctions).

Competition matters in Kazakhstan are regulated by the Agency for Protection and Development of Competition (the “Antimonopoly Agency”), which is directly subordinate and reports to the President of the Republic of Kazakhstan . The Antimonopoly Agency is authorized to prepare and implement state policy for the protection of competition, by coordinating with state authorities, reviewing compliance with competition laws, conducting investigations and approving concentrations of entities.

In accordance with the Law of the Republic of Kazakhstan No. 191-IV On Counteracting the Legalization (Laundering) of Proceeds of Crime and the Financing of Terrorism dated August 28, 2009 (the “AML/CFT Law”), the Financial Monitoring Agency (“FMA”) serves as the state authority and the national financial intelligence unit of Kazakhstan.

The FMA coordinates efforts to combat money laundering and terrorist financing by approving regulatory requirements, collecting and analyzing data on financial transactions subject to monitoring, reviewing suspicious activity reports submitted by financial monitoring entities, identifying illicit schemes, and forwarding relevant materials to law enforcement authorities as prescribed by law. The agency also oversees international cooperation in alignment with FATF standards.

In November 2025, mobile operators were officially designated as subjects of financial monitoring. As a result, they are now required to report suspicious transactions, with particular attention to operations involving mobile balance transfers and payments.

Regulatory Framework
The Communications Law is the principal law that regulates the telecommunications industry in Kazakhstan and sets forth the general principles for the regulation of the telecommunications industry, the authority of each regulatory body, the rules governing telecommunications network cooperation and consumer rights protections.

The Communications Law grants the Kazakh government broad authority, with respect to the telecommunications industry in Kazakhstan. The most important aspects with respect to our business, includes the government’s authority to develop and implement government policy on telecommunications and frequency allocations, regulate radio frequencies conversion, and approve procedures for auctions of telecommunications licenses.

The participation of foreign capital in Kazakhstan’s telecommunications market is limited by law. It is forbidden for foreign legal entities or individuals to control and operate backbone networks without the establishment of a legal entity in Kazakhstan or obtain more than 10.0% of voting shares in an international long distance (“ILD”) operator without consent from the Ministry of AIDD, as well as national security authorities. In addition, foreign legal entities or individuals are not allowed to possess, use, dispose of or control (directly or indirectly) more than 49.0% of the total voting shares of an ILD operator that possesses surface communication lines (cables, including fiber optic and radio-relay cables) without a positive decision of the government of the Republic of Kazakhstan based on the conclusion of the authorized body agreed to by the national security agencies.

In addition, KaR-Tel, as a telecommunications operator, is classified as critical information and communication infrastructure and therefore, must comply with certain requirements, such as creating its own operational information security center; ensuring the connection of information security monitoring systems to the information security monitoring system of the National Information Security Coordination Center, and transferring backup copies of electronic information resources to a single national backup platform for storing such resources.

Also, amendments to the Law On Communications as of May 21, 2024 introduced the concept of a mobile virtual network operator, which will be able to carry out activities using the infrastructure of one or more mobile network operators in accordance with a permit issued by an authorized body.

Effective November 20, 2025, amendments to Kazakhstan’s AML/CFT legislation came into force, expanding the scope of financial monitoring to include mobile operators as reporting entities. As a result, transactions involving mobile balances now fall within the AML/CFT framework. Accordingly, telecommunications operators, including KaR-Tel, are required to:

•Identify customers and monitor transactions;
•Report suspicious activities to the Financial Monitoring Agency;
•Implement internal control procedures; and
•Ensure integration with the Anti-Fraud Center of the National Bank and other relevant state information systems, in compliance with applicable laws and regulatory requirements.

Licenses
In accordance with national legislation, licenses to provide telecommunications services are issued by the Ministry of AIDD. The Law “On Permits and Notifications” regulates permits, certain types of activities or actions and the procedures for issuing and re-issuing permits. A license to provide telecommunications services as well as a license for distribution of TV and radio channels are a first class permits, meaning it is inalienable and without a time limit.

In addition to obtaining a license, wireless telecommunications operators must have a permit for radio frequency usage for every radio transmitter that they operate. Permits for radio frequency usage are issued by the Committee of Telecommunications of the Ministry of AIDD. Under the Communications Law, permits for the use of radio frequencies are subject to extension every year after the payment of the annual frequency fee. Radio frequency permits may be suspended or terminated for non-usage of assigned spectrum within one year, non-payment of spectrum fees for nine months and failure to comply with the conditions to which the frequency allocation was subject.
License terms imply the fulfillment of certain coverage and quality requirements, the violation thereof may result in fines, level of fees or withdrawal of the spectrum.

Dominant Company
In 2007, KaR-Tel was included on the list of dominant companies for mobile services. As a result, the company was subject to the regulated market and has a range of obligations and limitations on pricing.
On January 1, 2017, the Entrepreneurial Code abolished the list of dominant companies which until it was abolished included KaR-Tel.  However, following the abolishment of the Entrepreneurial Code’s list of dominant players, the Antimonopoly Agency conducted its own market analysis which defined dominants in respective markets. KaR-Tel was then designated as a dominant company by the Antimonolopy Agency, which subjects KaR-Tel to antimonopoly legislation and monitoring.

Mobile Termination Rates
The structure of interconnection agreements is set by the Ministry of AIDD and dominant operators are required to enter into an interconnection agreement with any operator requesting interconnection.
For details of the current MTRs in Kazakhstan, see Item 4.B—Business Overview—Interconnection Agreements.

Mobile Number Portability
MNP was launched on January 1, 2016. There is currently no charge for customers to port numbers, and mobile operators are required to pay annual fees for the maintenance of the MNP data base. In 2016, the annual cost for KaR-Tel in was approximately KZT 40,052,004 (US$ 82, 242) in 2024 and KZT 49,344,204 (US$101,322) in 2025.

Mobile operators have an obligation regarding the registration of mobile devices and maintenance of the international mobile equipment identity database at a cost to Kartel of KZT 65,332,944 (US$ 134,154) in 2024 and KZT 78,319,280 (US$ 160,819) in 2025.

Data Protection
In 2013, the Kazakh government adopted The Law of the Republic of Kazakhstan on Personal Data and Its Protection (the “Personal Data Law”). The Personal Data Law includes certain requirements that businesses must adhere to regarding the collecting, processing, storing and protection of personal data. For example, personal data may only be stored within the borders of Kazakhstan and businesses must obtain a written or electronic consent from individuals for collecting and processing their personal data, and cross-border transfers of such personal data. Under the Personal Data Law, references to information about subscribers include, not only to the subscriber’s personal data, but also to information on the services provided to such subscriber. The Personal Data Law requires that the content and amount of personal data collected strictly correspond to the specific, previously declared and legal purposes of their processing. If the owner and/or operator are legal entities, they are required to appoint a person responsible for organizing the processing of personal data. Such a person is entrusted the following duties: exercising internal control over compliance with legislation on the protection of personal data; informing employees of the provisions of the legislation on the protection of personal data; and controlling the reception and processing of appeals of entities or their legal representatives.
In July 2020, there further amendments to the Personal Data Law, which amongst other things, established the Information Security Committee of the Ministry of AIDD, which is responsible for enforcing the Personal Data Law and protecting the rights of data subject thereunder.
Cross-border transfers of personal data is permitted under the Personal Data Law, but in 2017, a provision was introduced to the Personal Data Law that makes the cross-border transfer of service information subject to the Communications Law, which states that service information about subscribers can only be stored in Kazakhstan and cannot be transferred abroad unless in connection with the provision of roaming services.

The Communications Law, requires amongst other things that employees who work with systems having service information on subscribers be citizens of the Republic of Kazakhstan. Under the Communications Law, the transfer in any form of service information about subscribers over communication networks is prohibited. The Communications Law also prohibits the transfer of anonymized and aggregated data used by telecommunication operators for reporting, analysis and research. However, under the Personal Data Law, the de-personalization of personal data may be carried out for statistical, sociological, marketing and/or scientific research.

Other

Narrowband Internet of Things

The Republic of Kazakhstan has adopted the National Project “Modernization of the Energy and Utility Sectors” (2025–2029), which includes measures to automate and deploy metering systems in the energy and utility sectors using public funding.

Regulation of Telecommunications in Bangladesh

Regulatory bodies
    The Bangladesh Telecommunications Regulation Act, 2001 (the “BTRA”), as amended in 2010, introduced a separation of responsibilities between the telecommunications regulator and the telecommunications ministry. Under the BTRA, the Bangladesh Telecommunication Regulatory Commission (“BTRC”) is currently the executive body for telecommunications policies, while the the Posts and Telecommunications Division (“PTD”), within the Ministry of Posts, Telecommunications and Information Technology of Bangladesh, supervises and monitors all the activities of the BTRC. However, the government of Bangladesh currently is working to amend the BRTA through an ordinance

Apart from the BTRC and the PTD, the National Board of Revenue, the Ministry of Finance, the Bangladesh Bank, Department of Telecommunications (DoT), the Information and Communication Technology (ICT) Division, the Ministry of Information and Broadcasting (MoIB) and the Bangladesh Investment Development Authority (BIDA) also have significant authority over the telecommunications industry.

In August 2024, following the fall of Prime Minister Sheikh Hasina’s government and the formation of an interim administration, significant administrative reforms were introduced across the telecommunications sector. As part of these changes, the then-chairman of the BTRC resigned, and a new chairman was subsequently appointed. Over this period, the composition of the regulatory leadership underwent further changes, with several Commissioners and senior officials replaced.

Regulatory framework
The regulatory framework governing Bangladesh’s telecommunications sector is primarily set out in the “BTRA”) which establishes the rules for providing telecommunications services in the country. Under the BTRA, the BBTRC)periodically issues regulations, directives, policies, guidelines, and related documents for the industry. These include, among others, the Interconnection Regulations; International Long-Distance Telephony Service Policy; Infrastructure Sharing Guidelines; Regulatory and Licensing Guidelines for Nationwide Telecommunications Transmission Networks; Directives on Services and Tariffs; Telecommunication Value-Added Services Guidelines; Licensing Guidelines for Tower Sharing; and Significant Market Power Regulations.

Certain draft amendments to the BTRA, originally circulated by the Posts and Telecommunications Division (PTD), are currently under review. Progress has been slow due to the recent change in government; however, the BTRC remains committed to implementing these updates. In parallel, a consultation process is underway through a committee formed by the BTRC to consider reforms to the telecommunications licensing regime.

The Service & Tariff Directive, issued in 2015, serves as the fundamental guideline for operating and maintaining telecom businesses for all mobile network operators (MNOs). The BTRC is now working to finalize revisions to this directive to reflect evolving business models and rapid advancements in digital technologies. Additional initiatives include drafting Internet of Things (IoT) directives, amending the Infrastructure Sharing Guidelines, developing OTT guidelines, establishing a Cybersecurity Framework, formulating a national AI policy, and reviewing the National Broadband Policy. However, implementation of these initiatives has slowed following the recent government transition.

As part of the administrative transformation following the change in government in August 2024, the BTRC launched reforms aimed at restructuring the country’s telecommunications network topology and licensing regime. The objective is to address sector fragmentation, streamline licensing processes, and promote competition and innovation.

After extensive consultations with industry stakeholders, the BTRC finalized and gazetted the Telecommunications Network and Licensing Policy 2025 on September 22, 2025, thereby repealing International Long-Distance Telecommunications Services Policy 2010. Under this policy, the previous 21 license categories were consolidated into four:
•Access Network Service Provider (ANSP)

•National Infrastructure and Connectivity Service Provider (NICSP)
•International Connectivity Service Provider (ICSP)
•Non-Terrestrial Networks and Service Provider (NTNSP)

A three-stage migration roadmap has been adopted, with the final stage scheduled to commence no later than June 30, 2027 (soft cut-off date). The new policy introduces several positive measures, including provisions for active infrastructure sharing, spectrum sharing, last-mile fiber deployment, and investment flexibility across adjacent telecom layers at the parent-company level. However, certain elements have raised industry concerns, notably the mandatory 15% local shareholding requirement for MNOs and stringent QoS and rollout obligations. These issues are currently being addressed through consultations between the industry, government, and regulator to identify pragmatic mitigation approaches.

Based on the new policy, the BTRC is now drafting regulatory and licensing guidelines for the newly introduced license categories. In this regard, the BTRC has published draft guidelines for Cellular Mobile Service Provider (CMSP), Fixed Telecom Service Provider (FTSP), NICSP, and ICSP licenses, followed by industry consultations. Finalization of these guidelines is underway under the supervision of the Ministry, with publication expected soon.

Licenses
    In order to provide telecommunication services in Bangladesh an operator must obtain the appropriate license from the BRTC. In 2024, the BTRC issued a single license regime by amalgamating the existing 2G/3G/4GLTE licenses to reduce the complexities of operating separate licenses for cellular mobile phone services. The BTRC also incorporated future technologies, such as 5G and beyond, in the same license along with the existing technologies.

The issuance of any telecommunications license is the sole discretion of the BTRC, which is subject to approval from the PTD. The BTRC must submit a report to the PTD for its approval, prior to granting any license.

The BTRC retains the authority to establish the criteria and conditions for license eligibility, specify applicable fees and charges, and determine the duration and terms of any license. Licenses are typically granted for a specified period, subject to renewal, with the validity period, renewal requirements, and other conditions outlined in the license.

Additionally, the provisions of the BTRA grant the BTRC the authority to renew, suspend, cancel, and regulate the transfer of licenses. With prior approval from the PTD, the BTRC may amend any condition of a license issued under the BTRA. Furthermore, the PTD, either on its own initiative or at the request of a licensee, may direct the BTRC to modify any license condition.

Significant Market Power
The Bangladesh Competition Act of 2012 established the Bangladesh Competition Commission (BCC) with the mandate to curb anti-competitive practices and promote fair competition across various sectors. Despite these measures, the BCC has struggled to make a significant impact in the telecommunications sector, falling short of its anticipated effectiveness.

In 2018, BTRC introduced Significant Market Power (SMP) regulations to address market dominance by certain entities in the telecommunications sector. On February 10, 2019, the BTRC declared Grameenphone as an SMP operator. This decision was based on Grameenphone's substantial control over the market, holding at least 40% of both subscriber and revenue shares.

The introduction of SMP regulations marked the first-time sector-specific rules were implemented to regulate market power in Bangladesh. However, despite the enforcement of three significant restrictions ( i.e. asymmetric MTRs, differential lock-in periods for MNP, and mandatory product/service approval) on SMP operators in 2020, these measures have not substantially diminished the dominant market position of SMPs.

In July 2022, the BTRC designated Edotco Bangladesh Company Ltd. (“Edotco”), a licensed tower operator, as an SMP TowerCo Operator. The BTRC is reviewing this status of the TowerCo SMP matter.

Recently in November 2025, Grameenphone has filed petition to the court challenging certain obligations imposed under the SMP Regulation. Pursuant to the filing, the Court in December 2025 has issued a rule along with a stay order on the BTRC directives for a period of 3 (three) months.

Mobile Termination Rates (MTR)
MTRs were initially set uniformly at BDT 0.10 per minute under BTRC directives. However, a significant shift occurred with the introduction of Significant Market Power (SMP) regulations. On June 28, 2020, the BTRC issued directives imposing asymmetric MTRs on SMP operators, effective July 16, 2020. Under this regime, for calls terminating on a non-SMP operator’s network, the SMP operator (Grameenphone) continues to pay BDT 0.10 per minute, while non-SMP operators pay BDT 0.07 per minute for calls terminating on Grameenphone’s network.

The BTRC instructed non-SMP operators to retain the BDT 0.03 per minute differential in a separate fund, intended for the development of Bangladesh’s mobile telecommunications industry, as specified by the regulator. Non-SMP operators have begun utilizing this MTR Fund in accordance with BTRC-issued directives and criteria. However, pursuant to Grameenphone’s recently filed Petition (No. 19869 of 2025) in November 2025, the Court has issued a three-month stay order on the BTRC directive.

Separately, the international incoming call termination rate was revised on February 16, 2025, reducing the minimum rate. The current maximum and minimum termination rates are US$0.025 per minute and US$0.005 per minute, respectively.

International gateway operators share 22.5% of international call mobile termination revenue with MNOs, based on the minimum international call mobile termination rate. For details of current MTRs in Bangladesh, see Item 4.B—Business Overview—Interconnection Agreements.

Domestic SMS termination has also transitioned from a bilateral arrangement to a centralized SMS platform managed by ICX. For details of current domestic interconnection termination charges, see Item 4.B—Business Overview—Interconnection Agreements.

Looking ahead, the Telecommunications Network and Licensing Policy 2025 proposes restructuring the interconnection topology by phasing out ICX and IGW layers and introducing the International Connectivity Service Provider (ICSP) category. The BTRC is revising the related commercial framework, with draft guidelines issued and industry consultations currently underway.

Mobile Number Portability
    On July 24, 2017, the BTRC issued new licensing guidelines for MNP service providers, where third party entities were awarded a license to provide MNP services across Bangladesh. On October 1, 2018, MNP was launched nationwide.

Data Protection
    Under the terms of their licenses and applicable directives, MNOs remain prohibited from disclosing customer data to third parties without lawful authority or regulatory approval (e.g., as required under telecom licensing and sector-specific rules).

In May 2025, the Cyber Security Ordinance came into effect. Shortly thereafter, the Personal Data Protection Ordinance, 2025 was enacted, introducing Bangladesh’s first comprehensive legal framework for personal data privacy and security. This ordinance establishes robust regulatory and enforcement mechanisms, including administrative penalties, compensation for affected individuals, and criminal sanctions for intentional misuse or unauthorized processing of personal data. An independent authority,such as a Data Protection Authority, is expected to oversee compliance, enforcement, and audits under a structured regime.

Additionally, the National Data Governance Ordinance, 2025 has been gazetted, aimed at strengthening data governance, promoting interoperability among agencies, and creating institutional frameworks for secure and efficient data management.

Other
Spectrum Roadmap

BTRC issued the Spectrum Assignment Roadmap on 1st October 2024. As per the Roadmap, BTRC has plan to conduct Auction for 700MHz frequency in the year 2025.

Base price of Spectrum to be paid in Bangladeshi Currency

While in the past spectrum acquisition and renewal prices were specified in BDT based on the prevailing US$ conversion rates. It has been officially communicated by BTRC that as of August 2024, all spectrum acquisition and renewal fees will now be denominated in BDT.

Spectrum Auction of 700 MHz Band and Allocation of EGSM Bands

The BTRC held (on January 21, 2026) a Radio Frequency Auction for 25 MHz out of the total 45 MHz available in the 700 MHz band. Only one operator (Grameenphone) participated to the auction and 10 MHz was allocated to them at base price set at (BDT 2,370 million) per MHz for a 15-year term.

20 MHz of the remaining 35 MHz is currently subject to ongoing litigation initiated by the BTRC. Notably, operators had previously requested that the Commission auction the full 45 MHz spectrum from this band.

Recently, the Ministry of Posts and Telecommunications Division (PTD) instructed BTRC to allocate 10 MHz of 700 MHz band directly to Teletalk, which has raised concerns across the industry.

Separately, the BTRC has expressed interest in allocating spectrum from the EGSM band and has sought operators’ feedback on this proposal. We have confirmed our interest in acquiring EGSM spectrum and requested that the Commission provide operators with an opportunity to obtain spectrum in this band.

Quality of Service (“QoS”) Guidelines

On November 11, 2018, the BTRC published Operators QoS Regulation 2018 (“QoS Guidelines”), which regulates the quality of service of Access Network Service (“ANS”) Operators. In December 2021, the BTRC revised the benchmark for 4G download data throughput to 15 Mbps from 7 Mbps. A series of new instructions were issued to improve different network key performance indicators. However, MNOs have requested that the BTRC review the QoS parameters considering the industry ecosystem rather than issuing discrete directives. Recently, BTRC has published a revised draft QoS Guideline and started consultation with all licensees. They incorporated QoS guidelines for Nationwide Telecommunication Transmission Network and proposed very stringent site-wise QoS guidelines for MNOs. Accordingly, the industry is presenting detailed arguments against the guidelines.

The BTRC also issued the QoS Directives, 2025 following consultations with all licensees. The updated directives incorporate QoS guidelines for Nationwide Telecommunication Transmission Networks (NTTN), reduce the granularity of reporting, and revise compliance KPIs in line with industry requests—extending requirements up to the Upazila level.

Over-the-top Platforms (“OTT”)

The High Court of Bangladesh has directed the BTRC and the Ministry of Information and Broadcasting (MoIB) to prepare regulations for the operation of OTT platforms in Bangladesh. In response, both the MoIB and the BTRC have prepared and circulated their draft versions of the OTT policies / regulations - for industry feedback and consultation. They later submitted the same to the court and the matter remains pending with the High Court of Bangladesh.

Regulation Related to Data Products & Services

The BTRC issued a directive on September 03, 2023, which allows MNOs to offer maximum 40 data packages with only two types of validity options: seven days or thirty days. Following the receipt of industry feedback, the BTRC revised the existing directive on January 12, 2025 and lifted all the restrictions related to product validity, volume and counts considering the customer demand.

Revision of Directive on Number Recycling

On November 17, 2024, the BTRC issued a revised directive on number recycling. Under the new guidelines, MNOs can now recycle unused numbers after 11 months of inactivity, followed by a one-month notice period.

Telecom Monitoring System (TMS)

The BTRC has introduced the Telecom Monitoring System (TMS) to enable near real-time regulatory oversight of all mobile operators. The system monitors revenue, QoS parameters, and compliance with product and package regulations. It is currently fully operational.

Border BTS Guidelines

The BTRC published the new Border BTS Guidelines on January 19, 2025. Under these guidelines, the requirement for Law Enforcement Agency approval has been removed for all border sites, except those located within 0–3 km in the Hill Tracts and Cox’s Bazar District.

National Equipment Identity Register (NEIR) Directive

The BTRC launched the National Equipment Identity Register (NEIR) on January 1, 2026. Any unauthorized handset connecting to the network after this date will be restricted unless updated with valid documentation within 90 days. A feature enabling handset tagging with individual National ID numbers will be introduced soon. However, local handset importers and sellers have strongly opposed the implementation of NEIR.

Regulation of Telecommunications in Uzbekistan

Regulatory Bodies
In 2025, the Ministry of Digital Technologies of the Republic of Uzbekistan (the “Ministry”) was the governing body overseeing the telecommunications industry until August 2025. On August 21, 2025, Presidential Decree No. UP-142 was enacted, establishing the Agency for Regulation of Telecommunications (the “Agency”). This decree delineates the mandate of both entities. The Ministry retains its role as the authorized state body for unified state policy, while the Agency acts as the independent regulatory authority with licensing and compliance monitoring authority.

In accordance with the Uzbek telecommunications legislation, businesses offering communications services in Uzbekistan may be privately or publicly held by Uzbek or foreign national individuals or legal entities. All owners of telecommunications networks have equal rights and enjoy equal protection guaranteed by the law, and legislation imposes no restrictions on foreign investors.

The Competition Promotion and Consumer Protection Committee is a governmental body with functions and powers for antimonopoly regulation, development of a competitive environment, monitoring the activities of natural monopolies, protecting consumer rights, regulating the advertising market and licensing commodity exchanges.

Regulatory Framework
In 2025, the main statutes that govern the telecommunications industry in Uzbekistan are (i) the Uzbek Telecommunications Law dated December 27, 2024; (ii) the Radio Frequency Spectrum Law, dated December 25, 1998; (iii) the Consumers’ Rights Protection Law, dated April 26, 1996; (iv) the Law on Licensing, Permitting and Notification Procedures, dated July 14, 2021; and (v) the Uzbek Competition Law, dated July 3, 2023.

These laws determine the general legal and economic basis for organizing communications systems, establishing rights and duties of a company in terms of ownership, use, disposal and management of communications equipment when setting up and operating communications networks and providing communications services. These law also prescribe the Uzbek government’s authority to license communications service providers; allocate radio frequencies; certify telecommunications equipment; allocate numbering capacity; ensure fair competition and freedom of pricing; and conduct oversight of operators’ compliance with the terms of their licenses and Uzbek law.

Licenses
Until August 2025,, the Ministry of Digital Technologies was responsible for licensing in the field of telecommunications and ensured compliance of the telecommunication market players with licensing requirements and conditions. Since August 21, 2025, the newly established Agency for Regulation of Telecommunications was the licensing authority.

Application for the license is considered and licenses are issued within 20 working days. The licensing authority may refuse the issuance of the license on the following grounds only: (i) incomplete submission by the applicant of the required documents; (ii) non-compliance of the applicant with licensing requirements and conditions; (iii) presence of false or distorted information in the documents submitted by the applicant; and/or (iv) a reasonable negative conclusion based on the results of studies, research, surveys or other scientific and technical assessments, when their conduct is mandatory under the law.

Issuance of licenses for the designing, construction, operation and provision of data transmission networks and TV and radio broadcasting network services, the extension thereof and any amendments thereto are carried out based on the decisions of the Interdepartmental Coordination Commission on Improvement and Increase of Efficiency of Information and Data Transmission Activities of the Cabinet of Ministers of the Republic of Uzbekistan.

Licenses are issued for a period starting from 5 years and can be issued with no fixed term, subject to renewal. The renewal requirements and procedures are the same as required for obtaining the initial license. In addition, the Agency for Regulation of Telecommunications has the power to renew, suspend, cancel and control the transfer of licenses.

Allocation of radio frequencies to MNOs within the territory of the Republic of Uzbekistan is exclusively carried on by the Republican Council for Radio Spectrum.

Significant Market Power
    In 2023, the Competition Promotion and Consumer Protection Committee recognized Unitel LLC as a company with a dominant position in the market of mobile communication services and mobile data transmission services (internet).

Mobile Termination Rates
Local MTRs are currently not regulated in Uzbekistan. Pursuant to current legislation, MTRs are determined on the basis of the contracts between operators. However, if operators cannot agree on the MTR cost, the regulator can establish such cost itself based on prescribed methodologies. Due to the inclusion of Unitel LLC on the list of SMP operators, the State Committee of the Republic of Uzbekistan for Assistance to Privatized Enterprises and Development of Competition adopted a decision requiring Unitel LLC to establish consistent MTRs for all operators. Based on this decision, other operators filed claims with the relevant Uzbek court to establish MTR in the amount of UZS 0.05/minute and succeeded. For details of the current MTRs in Uzbekistan, see Item 4.B—Business Overview—Interconnection Agreements.

Mobile Number Portability
In October 2023, the rules regarding the "Provision of telecommunications services" came into force, providing for subscriber MNP and in 2023 MNP went live in Uzbekistan.

Data Protection
Data protection is regulated by Uzbek Law “On Personal Data” dated July 2, 2019 (which came into force on October 1, 2019), Laws “On Informatization” and “On Principles and Guarantees of Freedom of Information,” and the Regulation on the Order of Documentation of Information, Registration of State Information Resources (approved by an Order of the Ministry for Development of Information Technologies and Communications). Under these laws, personal data and other confidential information cannot be collected and/or distributed without the consent of the owner of such information.

In January 2021, certain amendments were introduced to Article 27-1 of the Law “On Personal Data,” requiring telecommunications operators to ensure that the collection, systematization, and storage of personal data of citizens of the Republic of Uzbekistan, when processed using information technology, are conducted in database physically located within Uzbekistan. These amendments became enforceable in April 2021. In addition, in 2021, certain amendments and additions were made to the Uzbek Administrative Code and the Criminal Code, specifically related to increasing liability for the violation of personal data legislation. In 2023, the Ministry of Justice issued the Standard working procedure clarifying the role and responsibilities of data protection officer.

Other

In accordance with Uzbek Cabinet of Ministers Decree, dated October 2018, “On measures to streamline the registration system for mobile devices in the Republic of Uzbekistan”, a system for registering international mobile equipment identity (“IMEI”) codes for mobile devices was introduced in 2019. The introduction of IMEI codes is aimed at preventing the sale of mobile devices imported into Uzbekistan without paying applicable customs duties, as well as enabling the prompt search for mobile devices in cases of loss or theft. From November 2019, IMEI registration can only be processed manually through the IMEI registration system and in 2020, mobile operators started linking IMEI codes to the name of the mobile device owner.

For mobile operators, the government introduced a notification procedure for the completion of the construction, installation, reconstruction, testing, integration, organization of operation for commercial purposes, and changes in the design of telecommunication devices and structures, as well as the expansion of equipment for existing installations of telecommunication lines and structures.

The Decree of the President No. UP-6079, dated October 5, 2020 provided for the abolition, from November 1, 2020, of the requirements to issue a permit for the operation of base stations for organizing communications in closed premises operating within radio frequencies allocated to mobile operators with a capacity of not more than 500 MW (except for base stations of mobile communications installed near categorized objects). The Decree of the President also granted the ability to issue, in accordance with the procedure established by the Centre for the Electromagnetic Compatibility, a permit for mobile operators to import radio electronic devices, equipment and other devices without obtaining a permit for the purchase, installation, design and construction. This legislation, therefore, significantly improves the ability of mobile operators to import telecom equipment into the country.

Pursuant to Presidential Decree No. UP-153, dated April 30, 2025, fintech service providers must implement antivirus protection systems in their mobile applications. Additionally, they are required to notify users if any malware is detected on their devices. Presidential Decree No. UP-153 also mandates fintech service providers to implement session anti-fraud protection.